UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 27, 2003
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Microfield Group, Inc.

Full Name of Registrant

Former Name if Applicable

1631 NW Thurman Street, Suite 310

Address of Principal Executive Office (Street and Number)

Portland, Oregon 97209

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported by Microfield on Form 8-K on October 1, 2003, Microfield acquired two subsidiaries, Velagio, Inc and Christenson Technology Services, Inc. effective September 16, 2003. Due to these acquisitions, Microfield must include on its Form 10-QSB 12 days of combined financial statements for Microfield and the acquired companies. The accounting and preparation of the financial statements that include the acquired companies cannot be completed on time for filing on November 11, 2003 without unreasonable effort and expense. Microfield anticipates that it will be able to file its Form 10-QSB by November 17, 2003, the first business day following the 5 calendar day extension of the due date of the Form 10-QSB.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Randall R. Reed, Acting Chief Accounting Officer	503	419.3364

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, Microfield acquired Christenson Technology Services, Inc. (CTS) and Velagio, Inc. (Velagio) on September 16, 2003. As a result of these acquisitions, the earnings for CTS and Velagio for the period of September 16 through September 27, 2003 will be included in the earnings for the three and nine months ended September 27, 2003. The inclusion of the acquired subsidiaries for this period is anticipated to produce a significant change to the quarterly financials.

We anticipate revenues to increase from $2,600 to a range of approximately $600,000 to $900,000 over the three-month periods ended September 28, 2002 and September 27, 2003, respectively. Revenues are expected to increase from $2,600 to a range of approximately $800,000 to $1,100,000 over the nine-month periods ended September 28, 2002 and September 27, 2003, respectively.

We anticipate net loss to increase from $71,000 to a range of approximately $500,000 to $800,000 over the three-month periods ended September 28, 2002 and September 27, 2003, respectively. Net loss is expected to increase from $156,000 to a range of approximately $1,000,000 to $1,300,000 over the nine-month periods ended September 28, 2002 and September 27, 2003, respectively.

We anticipate earnings per share to increase from a $.01 loss per share to a range of approximately $.05 to $.08 loss per share over the three-month periods ended September 28, 2002 and September 27, 2003, respectively. Earnings per share is expected to increase from $.03 loss per share to a range of approximately $.11 to $.15 loss per share over the nine-month periods ended September 28, 2002 and September 27, 2003, respectively.

Microfield Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2003	By	/s/ Randall R. Reed

Randall R. Reed Acting Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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